Filed Pursuant to Rule 433

Registration No. 333-170967

March 2, 2011

THE WESTERN UNION COMPANY

$300,000,000 Floating Rate Notes Due 2013

Issuer:	The Western Union Company

Security Type:	Senior Unsecured Notes

Principal Amount:	$300,000,000

Pricing Date:	March 2, 2011

Settlement Date:	March 7, 2011 (T+3)

Maturity Date:	March 7, 2013

Coupon (Interest Rate):	3 Month LIBOR + 58 bps

Price to Public:	100%

Net Proceeds (before expenses) to Issuer:	99.85% / $299,550,000

Interest Payment Dates:	March 7, June 7, September 7 and December 7 of each year, beginning on June 7, 2011.

CUSIP / ISIN:	959802 AN9 / US959802AN91

Bookrunners:	J.P. Morgan Securities LLC
Morgan Stanley & Co. Incorporated

Co-Manager:	Deutsche Bank Securities Inc.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.

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